Daniel P. Gibbons +1-212-450-3222 dan.gibbons@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

Confidential Treatment Request Pursuant

to Rule 83 by Galaxy Digital Inc.

May 22, 2025

Re: Galaxy Digital Inc.

Draft Registration Statement on Form S-1

Submitted on May 16, 2025

CIK No. 0001859392

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Crypto Assets
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Lulu Cheng

     Sandra Hunter Berkheimer

Dear Ms. Cheng and Ms. Berkheimer:

On behalf of our client, Galaxy Digital Inc. (the “Company”), this letter sets forth the Company’s response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 22, 2025, relating to the Draft Registration Statement on Form S-1 submitted by the Company on May 16, 2025 (the “Draft Registration Statement”).

For your convenience, we have reproduced the Staff’s comment preceding the Company’s response below.

Draft Registration Statement on Form S-1

General

1.	We note recent news articles about your plans to tokenize your shares. Please describe for us the timeline for these plans and tell us what consideration you have given to updating or revising your disclosure in light of these plans.

Response: The Company respectfully advises the Staff that the Company is currently evaluating the feasibility of enabling on-chain trading of its Class A common stock, as well as on-chain trading of the securities of other publicly traded companies, but has not at this point finished working through the various federal and state legal and regulatory issues implicated, or established a definitive timeline for implementing any such initiative.

May 22, 2025

CONFIDENTIAL TREATMENT REQUESTED BY GALAXY DIGITAL INC.

CIK No. 0001859392

Daniel P. Gibbons +1-212-450-3222 dan.gibbons@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

In connection with this evaluation, the Company has considered whether any disclosure is required in the registration statement. The Company does not believe such disclosure would be material to investors, and further believes that it is not necessary or appropriate at this time, for several reasons.

First, even if the legal and regulatory issues can be satisfactorily addressed and the project can be implemented, on-chain trading of the Company’s Class A common stock would simply provide another potential trading venue for the stock alongside existing robust and liquid markets in the national market system, including Nasdaq, and the TSX market. For this reason, the Company does not anticipate that on-chain trading would account for any significant portion of the total trading market for the foreseeable future.

Second, the Company notes that at least one other publicly traded company has publicly discussed a similar initiative exploring tokenization efforts, and so when and if the Company announces plans for tokenized trading, the Company would not be the first to do so, lessening the novelty and impact of any such announcement.

Finally, the Company views this project as akin to an ordinary course new product development, consistent with past practice, in that the primary purpose of the Company’s tokenization project is to demonstrate the Company’s leadership in digital asset innovation, consistent with its broader strategy and positioning as a market leader in the digital asset space.

The Company will continue to monitor developments and will update its public disclosure as appropriate to disclose any developments that it deems to be material.

*         *         *

Please do not hesitate to contact me at (212) 450-3222 or dan.gibbons@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Daniel P. Gibbons

Daniel P. Gibbons

cc:	Michael Novogratz, Chief Executive Officer Anthony Paquette, Chief Financial Officer Andrew Siegel, General Counsel Galaxy Digital Inc. Joseph A. Hall, Davis Polk & Wardwell LLP

May 22, 2025

CONFIDENTIAL TREATMENT REQUESTED BY GALAXY DIGITAL INC.

CIK No. 0001859392